

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 20, 2017

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re: ATI Modular Technology Corp.**
> **Registration Statement on Form S-4**
> **Filed December 1, 2017 as amended on December 12, 2017**
> **File No. 333-221846**

Dear Mr. Perkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In the interest of simplified disclosure, we believe that you should consolidate the Schedule 14C with the pending Form S-4. Refer to General Instruction E of Form S-4. To the extent that you elect not to consolidate, please be advised that the pending Schedule 14C and Form S-4 should be revised in order to reflect consistency of disclosure throughout both filings.

2. We reissue comment 2 from our letter dated December 4, 2017 pertaining to our review of your Schedule 14C. Item 14(b)(10) of Schedule 14A requires the presentation of a table designed to facilitate comparison of the historical and pro forma per share data of the acquiring company and the historical and equivalent pro forma per share data of the target company. It is not clear where you have provided this table. The equivalent pro

forma per share data will be determined by applying an exchange ratio, based on the number of shares of ATI Modular Technology Corporation common stock that each share of AmericaTowne, Inc. will be converted into, to the pro forma per share amounts. Alternatively, if the holders of AmericaTowne, Inc. are receiving one share of ATI Modular Technology Corporation common stock for every one share of AmericaTowne, Inc. common stock, please clearly disclose this.

3. On page 3 of your response letter dated December 12, 2017 pertaining to our review of your pending Schedule 14C, you provide a calculation of how you arrived at adjustment (B) amounts. Please provide this calculation is your filing in note 2 to your pro forma financial information.

4. The pro forma information should assume that the transaction occurred on the first day of the earliest periods presented, which appears to be July 1, 2014. Specifically, the number of ATI Modular Technology Corporation shares to be issued to the shareholders of AmericaTowne, Inc. as part of this transaction should be reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014. As previously requested, please disclose in a note to the pro forma information your computations of the number of basic and diluted weighted average shares used in determining your pro forma earnings per share amounts for each period presented. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

5. Please ensure that any revisions made to the pro forma financial information in the Schedule 14C filed by AmericaTowne, Inc., including the amounts included in the AmericaTowne Inc. columns, are correspondingly made in this filing.

Item 21. Exhibits and Financial Statement Schedules, page 123

6. Please provide current consents of the independent accountant in future amendments. See Item 601(b)(23) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony Paesano, Esq.